Hollysys Automation Technologies Signed a US$20 Million Convertible Loan Agreement with IFC, a Member of the World Bank Group, to Promote Its International Business

Beijing, China – June 9, 2014 – Hollysys Automation Technologies Ltd. (NASDAQ: HOLI)(“Hollysys” or “the Company”), a leading provider of automation and control technologies and applications in China, today announced that it has entered into a loan agreement with IFC (International Finance Corporation), the World Bank Group member focused on private sector development, under which IFC agreed to provide a US$20 million 5-year convertible loan (“C Loan”) to support the Company’s overseas business.

According to the loan agreement, the C Loan will mature at the fifth anniversary of the disbursement date of the loan. The Company will pay interest at a rate of 2.1% per annum, payable semi-annually. Subject to certain exceptions, the C Loan is convertible into the Company’s ordinary shares at IFC’s discretion, at an initial conversion price of US$26.35, in whole or in part during the term of the loan. The loan agreement also includes conditions to disbursements, representations, covenants, and events of default customary for financing transactions of this type. The loan will be primarily used to support the Company’s overseas business operation.

Hollysys’ management commented, “We are pleased of establishing the long-term partnership with IFC. We believe the cooperation between us and IFC will facilitate our development from a domestic leading automation and control technology company into a well-recognized global player in the automation field, leveraging IFC’s industry expertise and global network. Hollysys will continue to grasp business opportunities in the overseas with its solid R&D and technology, experienced experts team and strong execution to grow itself in the international arena and create value for our shareholders.”

"IFC's financing can support the growth of Hollysys, which plays a critical role in large industrial and rail transportation projects in China," said Vipul Prakash, IFC Director for Manufacturing, Agribusiness and Services for Asia Pacific."IFC looks forward to a long-term partnership with Hollysys and supporting its expansion in other emerging markets."

About Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI)

Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 3,800 employees with nationwide presence in over 60 cities in China, with subsidiaries and offices in Singapore, Malaysia, Dubai, India, and serves over 5,000 customers more than 20,000 projects in the industrial, railway, subway & nuclear industries in China, South-East Asia, and the Middle East. Its proprietary technologies are applied in its industrial automation solution suite including DCS (Distributed Control System), PLC (Programmable Logic Controller), RMIS (Real-time Management Information System), HAMS (HolliAS Asset Management System), OTS (Operator Training System), HolliAS BATCH (Batch Application Package), HolliAS APC Suite (Advanced Process Control Package), SIS (Safety Instrumentation System), high-speed railway signaling system of TCC (Train Control Center), ATP (Automatic Train Protection), Subway Supervisory and Control platform, SCADA (Surveillance Control and Data Acquisition), nuclear power plant automation and control system and other products.

About the International Finance Corporation (IFC)

IFC, a member of the World Bank Group, is the largest global development institution focused exclusively on the private sector. Working with private enterprises in more than 100 countries, we use our capital, expertise, and influence to help eliminate extreme poverty and promote shared prosperity. In FY13, our investments climbed to an all-time high of nearly $25 billion, leveraging the power of the private sector to create jobs and tackle the world’s most pressing development challenges. For more information, visit www.ifc.org.

SAFE HARBOUR:

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are "forward-looking statements."These forward-looking statements are often identified by the use of forward-looking terminology such as "believes,""expects" or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys' management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Hollysys Automation Technologies Ltd.

www.hollysys.com

+8610-58981386

investors@hollysys.com